Bibi Ji SB

Profit and Loss

January - November, 2024

	TOTAL
Income	
4000 Restaurant	9,829.84
4100 Food Sales	565,437.70
4110 Non Alcoholic Sales	14,972.03
4130 Beer Sales	17,128.56
4140 Wine Sales	169,406.25
Total 4000 Restaurant	**776,774.38**
Total Income	**$776,774.38**
Cost of Goods Sold	
5000 COGS	
5100 Food Cost	
5110 Meat	7,554.80
5120 Seafood	4,892.14
5125 Poultry	14,682.85
5130 Produce	19,211.57
5140 Dairy	15,093.56
5160 Grocery and Dry Goods	62,666.53
Total 5100 Food Cost	**124,101.45**
5300 Beer Cost Total	9,634.83
5500 Wine Cost Total	64,488.78
5800 Non-Alcoholic Cost Total	1,914.99
5830 Non-Alcoholic Cost	3,181.49
Total 5800 Non-Alcoholic Cost Total	**5,096.48**
Total 5000 COGS	**203,321.54**
Total Cost of Goods Sold	**$203,321.54**
GROSS PROFIT	**$573,452.84**
Expenses	
6100 Salaries & Wages	
6110 Management - Salaried	
6112 Management-FOH	3,065.00
Total 6110 Management - Salaried	**3,065.00**
6120 Back of House	163,611.29
6130 Front of House	136,828.57
Total 6100 Salaries & Wages	**303,504.86**
6900 Other Payroll	
6910 Insurance and Retirement	518.56
6915 Medical Expenses	962.69
6920 Payroll Taxes - ER	45,195.94
6950 Workers Comp	10,704.69
Total 6900 Other Payroll	**57,381.88**

Bibi Ji SB

Profit and Loss

January - November, 2024

	TOTAL
7000 Controllable Expenses	
7100 Direct Operating Expenses	
7110 Cleaning - Supplies	380.81
7125 Paper and Packaging	3,450.24
7130 Office Printing and Supplies	34.89
7140 Operating Supplies	46,450.80
7170 Memberships/Dues	15,412.38
7180 Uniforms	2,694.40
7210 Linen and Linen Rental	11,125.74
7220 Contract Cleaning	3,265.00
7230 Postage and Delivery	1,215.26
7240 Flowers and Decorations	1,391.50
7260 Pest Control	160.00
7410 Glassware, China & Silverware	8,232.85
7440 Kitchenware	7,138.85
7610 Meals & Entertainment-2	9,193.36
7620 Auto or Truck Expenses	6,432.53
7630 Travel	8,423.16
Total 7100 Direct Operating Expenses	**125,001.77**
7300 Repairs & Maintenance	2,216.21
7310 R&M - Garden & Grounds	16,767.88
7320 R&M - Building & Structure	850.00
Total 7300 Repairs & Maintenance	**19,834.09**
7500 Utilities	
7510 Electricity	14,436.95
7520 Gas	8,341.60
7530 Water and Sewage	6,538.25
7550 Telephone and Communications	4,079.48
Total 7500 Utilities	**33,396.28**
7700 Comps	29,240.58
8100 General & Administrative	
8110 Credit Card Fees	26,420.13
8120 Payroll Processing	7,028.70
8130 Bank Charges	12,844.03
8230 Admin Professional Fees	18,200.00
Total 8100 General & Administrative	**64,492.86**
Total 7000 Controllable Expenses	**271,965.58**
8050 Advertising & Marketing	8,252.53

Bibi Ji SB

Profit and Loss

January - November, 2024

	TOTAL
8500 Occupancy Costs	
8510 Rent - Minimum or Fixed Amount	57,299.36
8515 Equipment/Other Rentals	12,397.20
8520 Common Area Maintenance	631.07
8560 Insurance on Building & Content	678.98
8562 Insurance - Liability & General	8,428.77
8570 License, Permits & Assment Fees	3,468.09
Total 8500 Occupancy Costs	**82,903.47**
8940 Management Fee	22.01
8945 RPTG Management Fees	37,043.47
Total Expenses	**$761,073.80**
NET OPERATING INCOME	**$ -187,620.96**
Other Income	
9350 Other Income	
9360 Service Charge	3,212.78
Total 9350 Other Income	**3,212.78**
Total Other Income	**$3,212.78**
Other Expenses	
9400 Interest Expense	46,688.16
Total Other Expenses	**$46,688.16**
NET OTHER INCOME	**$ -43,475.38**
NET INCOME	**$ -231,096.34**

Bibi Ji SB

Balance Sheet

As of November 30, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Bank Accounts	0.00
1003 Business Checking (3907)	0.00
1013 Business Saving (8429)	0.00
1100 Chase Checking	7,944.89
1110 Chase Savings	0.07
1120 Chase New Checking	13,133.06
Total 1000 Bank Accounts	**21,078.02**
1130 PPP Checking	0.00
1150 Total Cash on Hand	333.93
American Riviera Bank	38,221.31
Savings (6109)	25,985.72
Trust account (5985)	816.38
Total Bank Accounts	**$86,435.36**
Accounts Receivable	
1200 Accounts Receivable	5,270.41
Total Accounts Receivable	**$5,270.41**
Other Current Assets	
1210 AR - House Accounts	-757.64
1220 Due from	
1225 Paid For Babu Ji SF	0.00
Total 1220 Due from	**0.00**
1300 Due From Delivery Services	517.53
1320 Prepaid Expenses	
1360 Prepaid - Utilities	3,730.00
Total 1320 Prepaid Expenses	**3,730.00**
1400 Inventory	
1410 Food - Inventory	9,000.00
1420 Wine - Inventory	15,966.00
1440 Beer - Bottled - Inventory	2,500.00
1450 N/A Beverages - Inventory	350.00

Bibi Ji SB

Balance Sheet

As of November 30, 2024

	TOTAL
Total 1400 Inventory	**27,816.00**
1630 Pre-Opening Expenses	
1632 Pre-Opening - Food & Beverage	1,046.73
1634 Pre-Opening - Labor	7,193.26
1636 Pre-Opening - Legal & Accountin	299.00
1638 Pre-opening - Marketing	8,153.00
1642 Pre-Opening - Supplies	21,910.30
1644 Pre-Opening - Taxes & Fees	443.55
Total 1630 Pre-Opening Expenses	**39,045.84**
1900 RPTG Loan	20,864.87
Uncategorized Asset	49,903.20
Total Other Current Assets	**$141,119.80**
Total Current Assets	**$232,825.57**
Fixed Assets	
1500 Fixed Assets	
1510 Leasehold Improvements	928,189.88
1537 License & Permits Asset	21,526.80
Total 1510 Leasehold Improvements	**949,716.68**
1540 Furniture & Equipment	37,076.55
1542 Furniture, Fixtures & Equipment	167,550.12
1543 Kitchen & Bar Equip Asset	4,227.03
1548 Telephone & Internet Asset	4,064.89
Total 1540 Furniture & Equipment	**212,918.59**
Total 1500 Fixed Assets	**1,162,635.27**
1550 1213 Rent	51,157.20
1647 Intangible Assets	
1647.1 License & Permits	255.00
1647.4 Start-Up Expenditures-2	0.00
1660 Accumulated Depreciation	-126,558.00
1665 Accumulated Amortization	-4,664.00
Total 1647 Intangible Assets	**-130,967.00**
Total Fixed Assets	**$1,082,825.47**
Other Assets	
1300 Prepaid - Deposits	38,888.02
1308 Deposit - Rent	0.00
Total 1300 Prepaid - Deposits	**38,888.02**
Total Other Assets	**$38,888.02**
TOTAL ASSETS	**$1,354,539.06**

Bibi Ji SB

Balance Sheet

As of November 30, 2024

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable	186,487.17
Total Accounts Payable	**$186,487.17**
Credit Cards	
2100 - Chase Credit Card	-124.20
2110 Credit Card	0.00
2112 Business Advantage Travel Rewards (3930)	0.00
2114 CORP Account - Business Advantage Travel Rewards (8178)	0.00
Total 2110 Credit Card	**0.00**
Credit card (1006)	43,078.86
Total Credit Cards	**$42,954.66**
Other Current Liabilities	
2200 Sales Tax Payable	0.00
2210 Other Sales Tax Payable	45,031.76
2300 Payroll Liabilities	475,406.15
2310 Payroll Payable	-395,150.01
2320 Payroll Tax Payable	0.00
2330 Tips Payable	947.78
Total 2300 Payroll Liabilities	**81,203.92**
2400 Accrued Expenses	
2425 Accrued State Taxes	800.00
Total 2400 Accrued Expenses	**800.00**
2500 InKind	70,170.63
2510 Gift Certificates Outstanding	8,601.99
2520 Customer Deposits	23,708.56
2700 Notes Payable	872,184.65
2850 EIDL Loan	432,770.00
2900 - PPP Loan	0.00
2950 Loan	95,000.00
Tenant Improvement Received	33,750.00
Total Other Current Liabilities	**$1,663,221.51**
Total Current Liabilities	**$1,892,663.34**
Total Liabilities	**$1,892,663.34**
Equity	
3100 LLC - Equity	339,825.55
3500 Distributions	-52,163.81
3550 Distribution To Members	-167,516.00
Total 3500 Distributions	**-219,679.81**

Bibi Ji SB

Balance Sheet

As of November 30, 2024

	TOTAL
Opening Balance Equity	-5,579.66
Retained Earnings	-421,594.02
Net Income	-231,096.34
Total Equity	**$ -538,124.28**
TOTAL LIABILITIES AND EQUITY	**$1,354,539.06**

Bibi Ji SB

Statement of Cash Flows

January - November, 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-231,096.34
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable	0.00
1210 AR - House Accounts	4,560.77
1410 Inventory:Food - Inventory	6,000.00
1420 Inventory:Wine - Inventory	5,881.60
1440 Inventory:Beer - Bottled - Inventory	-500.00
1450 Inventory:N/A Beverages - Inventory	0.00
1900 RPTG Loan	-8,430.27
2100 Accounts Payable	84,771.65
2100 - Chase Credit Card	-3,300.00
Credit card (1006)	9,522.80
2200 Sales Tax Payable	0.00
2210 Other Sales Tax Payable	27,554.76
2300 Payroll Liabilities	475,406.15
2310 Payroll Liabilities:Payroll Payable	-418,109.20
2330 Payroll Liabilities:Tips Payable	947.78
2500 InKind	70,170.63
2510 Gift Certificates Outstanding	1,176.26
2520 Customer Deposits	5,458.94
2700 Notes Payable	758,566.96
2850 EIDL Loan	-27,390.00
2950 Loan	95,000.00
Tenant Improvement Received	33,750.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,121,038.83**
Net cash provided by operating activities	**$889,942.49**
INVESTING ACTIVITIES	
1510 Fixed Assets:Leasehold Improvements	-765,133.58
1540 Fixed Assets:Furniture & Equipment	-1,828.80
1542 Fixed Assets:Furniture & Equipment:Furniture, Fixtures & Equipment	-160,169.45
1550 1213 Rent	-38,821.68
Net cash provided by investing activities	**$ -965,953.51**
FINANCING ACTIVITIES	
3100 LLC - Equity	100,000.00
3500 Distributions	-1,787.47
Net cash provided by financing activities	**$98,212.53**
NET CASH INCREASE FOR PERIOD	**$22,201.51**
Cash at beginning of period	64,233.85
CASH AT END OF PERIOD	**$86,435.36**